DYNASTY GAMING INC.

(DNY: TSX-V; DNYFF: OTCBB)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three and nine months ended September 30, 2008 and September 30, 2007

INTRODUCTION

Basis of Presentation

Dynasty Gaming Inc. and our subsidiaries are referred to collectively as “Dynasty Gaming”, “DNY”, the “Company”, “we”, “us” and “our” throughout Management’s Discussion and Analysis of the Financial Condition and Results of Operations (“MD&A”), unless specified otherwise. The following MD&A should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes of Dynasty Gaming for the nine months ended September 30, 2008 and September 30, 2007, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), and the audited consolidated financial statements, accompanying notes and the MD&A for the years ended December 31, 2007 and December 31, 2006. All currency amounts are in Canadian dollars, unless otherwise indicated.

This MD&A and the interim consolidated financial statements for the nine months ended September 30, 2008 and September 30, 2007 have been prepared by the management of the Company and have not been audited by external auditors.

The unaudited interim consolidated financial statements include the financial statements of the Company and its subsidiaries, being:

♦

Mahjong Development Inc., a Quebec corporation;

♦

Mahjong Systems Limited, a Turks and Caicos corporation;

♦

Mahjong Systems (Cyprus) Limited, a Cyprus corporation; and

♦

DNY (BVI) Limited, a British Virgin Islands corporation.

Date of MD&A

This MD&A is dated November 26, 2008.

Forward-Looking Statements

This MD&A contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.

BUSINESS OVERVIEW

Dynasty Gaming Inc. is continued under the Canada Business Corporations Act. Through its subsidiaries, the Company previously pursued agreements with major companies in the People’s Republic of China for the development, marketing and distribution of government-approved online applications for its proprietary Mahjong Mania software. Due to the Company’s lack of any meaningful revenues from this strategy, the

Company refocused its attention and resources on completing the Proposed Acquisition, which is described below.

Dynasty is a public company whose shares are currently listed on the TSX Venture Exchange under the symbol “DNY” and quoted on the OTC Bulletin Board under the symbol “DNYFF.” Trading in the Company’s shares was halted on the TSX Venture at the Company’s request on October 17, 2007 and remained halted pending completion of the Proposed Acquisition. On November 10, 2008, the Company issued a press release announcing that the Proposed Acquisition would not proceed as originally structured effectively terminating the reverse take-over transaction. Concurrently, the Company requested resumption in trading and received Exchange approval. Trading resumed on November 12th.

Proposed  Acquisition

On August 20, 2008, Dynasty and Sky Gain Holdings Limited signed a Share Exchange Agreement for the acquisition (Reverse Take Over - RTO) of all issued and outstanding shares in the capital stock of Baiyou Digital Technology Co. Ltd (“Baiyou”), which is the parent company of Baiyou Digital Technology (Hangzhou) Co. Ltd. and of Silva Ford Technology Limited (“Silva Ford”), which is the parent company (through an intermediary company) of Baihui Digital Stars Technology Co. Ltd.   As a result of this proposed transaction, Dynasty Gaming Inc. would change its name to PC Stars Inc. and PC Stars would be the continuing Company.

On September 24, 2008, Dynasty held an Annual and Special Meeting of Shareholders.

Messrs. Dominic Chan, Yat-Sang Kwong and Robert Lupacchino were elected as new directors and Messrs. Albert Barbusci, Kiyoshi Eguchi and Joseph Lau were re-elected as directors of the Company.

At the meeting, shareholders also approved the resolutions relating to: (i) the change of the corporate name of the Company to “PC Stars Inc.”, (ii) the consolidation of the issued and outstanding common shares of the Company on the basis of one common share for every 23.0869 common shares issued and outstanding, (iii) the holding of meetings of shareholders outside of Canada in the United States, and (iv) the proposed acquisition (the “Proposed Acquisition”) of all of the issued and outstanding securities of Silva Ford Technology Limited (“Silva Ford”) and BaiYou Digital Technology Company Limited (“BaiYou HK”), two wholly-owned subsidiaries of Sky Gain, a corporation incorporated under the laws of the British Virgin Islands and controlled by Dr. Wilson Cho, such that Silva Ford and BaiYou HK will become wholly owned subsidiaries of Dynasty upon the closing of the Proposed Acquisition.  The name change and consolidation would only be effected at the closing of the Proposed Acquisition.

The Proposed Acquisition was conditional to the successful completion of a private placement offering of 6,000,000 units to accredited investors at a price of $US 5.00 per unit for gross proceeds of $US 30,000,000. The global financial crisis initiated by the impairment of the U.S. real estate mortgage system has caused a decline in the availability of equity investment capital, making it impossible for the Company to complete the private placement offering.

While the above Proposed Acquisition has been terminated due to the lack of financing, the strategy of acquiring operating companies in China continues to represent the intention of the Company as at the date of this MD&A. Dynasty is pursuing other options to obtain the necessary financing and expand its holdings and operations within the software and gaming sectors in China.

SELECTED FINANCIAL INFORMATION

Unaudited Interim Consolidated Statements of Operations

For the three  and nine months ended September 30

	September 30, 2008		September 30, 2007
	3 months	9 months	3 months	9 months
	$	$	$	$
Revenues	-	-	-	51,740

Operating expenses	532,532	2,369,219	1,317,857	4,728,219
Other income (loss)	(391,036)	(524,182)	76,533	97,948
Loss before Minority interest	(923,568)	(2,893,401)	(1,241,324)	(4,578,531)
Minority interest	71,299	151,147	-	-
Net loss	(852,269)	(2,742,254)	(1,241,324)	(4,578,531)

Basic and diluted net loss per share	(0.01)	(0.03)	(0.01)	(0.05)

Unaudited Interim Consolidated Balance Sheets

	September 30, 2008	December 31, 2007
	$	$
Cash	77,234	1,488,832
Total assets	6,347,504	4,359,850
Total liabilities	5,204,710	698,379
Shareholders’ equity	1,142,794	3,661,471

SUMMARY OF QUARTERLY RESULTS

Comparative Quarterly Consolidated Operating Results

The following table outlines selected unaudited financial information of the Company on a consolidated basis for the last eight quarters.

Consolidated results
By quarters

	2006	2007				2008
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	$	$	$	$	$	$	$	$
Revenues	18,187	-	51,740	-	-	-	-	-

Loss from operations	(2,614,001)	(1,316,625)	(2,020,582)	(1,241,324)	(1,687,121)	(1,341,176)	(628,657)	(923,568)
Minority interest	-	-	-	-	7,208	87,935	(8,087)	71,299
Net loss	(2,614,001)	(1,316,625)	(2,020,582)	(1,241,324)	(1,679,913)	(1,253,241)	(636,744)	(852,269)

Net loss per share
Basic	(0.03)	(0.01)	(0.02)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)
Diluted	(0.03)	(0.01)	(0.02)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)

QUARTERLY RESULTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008, COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2007

Going Concern Uncertainty

The consolidated financial statements have been prepared on the basis that the Company will continue as a going concern. However, the Company has sustained substantial losses; it has not achieved any significant revenues and it has a working capital deficiency at September 30, 2008 of $4,544,904, which represents a $6,204,773 decrease in its working capital of $1,659,869 as at December 31, 2007. The Company’s continuance as a going concern is dependent upon the completion of the proposed transaction as described above, or completion of an alternative transaction as recommended by management and approved by the shareholders and regulators.

Revenues

For the three months ended September 30, 2008, the Company did not generate any revenues. With the termination of the Aggregate Strategy, the Company’s future revenue will come solely from its focus in China.

Operating Expenses

In the third quarter of 2008, operating expenses decreased by 59.6% to $532,532, compared to $1,317,857 in the third quarter of 2007.  The Company terminated its Aggregate Strategy in 2007 and, as a result, it has significantly reduced its direct costs and administration expenses.

Net Loss

For the three months ended September 30, 2008, the net loss decreased by 31.3% to $852,269, compared to a net loss of $1,241,324 for the three months ended September 30, 2007.

LIQUIDITY AND CASH FLOW

Cash Position

As at September 30, 2008, Dynasty Gaming’s cash position was $77,234, a decrease of $1,411,598, or 94.8%, compared to the cash position of $1,488,832 as at December 31, 2007. The Company’s cash will be insufficient to meet its current and future obligations, unless the Company can attract additional capital.

Cash Flow from Operating Activities

For the three months ended September 30, 2008, cash used from operating activities was 818,332, compared to cash used in operating activities of 803,041 for the three months ended September 30, 2007.  For both periods, the largest contributor to the cash used from operating activities was the net loss from continued operations.

Cash Flow from Investing Activities

For the three months ended September 30, 2008, cash flow from investing activities was ($4,446) compared to $321,650 for the three months ended September 30, 2007.

Cash Flow from Financing Activities

During Q3 2008, the Company had no cash flow from financial activity.

Working Capital

Working capital is defined as current assets less current liabilities. As at September 30, 2008, the Company reports negative working capital of $4,544,904, a decrease of $6,204,773, compared to positive working capital of $1,659,869 as at December 31, 2007. This significant decrease is mainly due to the accrued payable of $4 million plus interest for the second instalment of the Sega licensing fees, which was due in September 2008. The Company is in negotiations with Sega regarding timelines, scheduled delivery dates and certain other terms and conditions of the Game Distribution and Online Operation License Agreement that was signed in December 2007.

FINANCIAL SITUATION

Assets

As at September 30, 2008, the total assets of Dynasty Gaming were $6,347,504, an increase of $1,987,654, or 45.6%, compared to total assets of $4,359,850 as at December 31, 2007. The increase is mainly due to the $4 million addition in Definite-life intangibles, relating to the Sega games licenses less cash of $1,411,598 used from operating activities, $131,757 write-down of an investment and $383,051 write-down of property and equipment, which explains the variance.

Liabilities

As at September 30, 2008, the total liabilities of the Company were $5,204,710, an increase of $4,506,331, compared to total liabilities of $698,379 as at December 31, 2007. This is mainly due to the additional accrued payable for the second instalment of the Sega licences.

Shareholders’ Equity

As at September 30, 2008, shareholders’ equity was $1,142,794, a decrease of $2,518,677, or 68.8%, compared to shareholders’ equity of $3,661,471 as at December 31, 2007.

Commitments

Purchase of on-line games licenses

The Company entered into an agreement with Sega to purchase time-limited licenses for 4 on-line games at a one-time license cost of $15,800,000 US, plus royalties based on revenues.  $1.8 million was paid in December 2007 following signing of the agreement. The estimated schedule of payments for the remaining portion of the one-time license cost is as follows:  $6,000,000 in 2008 and $8,000,000 in 2009.   The Company shall also pay a running royalty (the “Running Royalty”) for each of the Games as consideration for the license.  The Running Royalty varies per game between 23% and 28% of the Company’s distribution net sales and it may increase by 1%, 2% or 3% depending on sales volume.

Capitalization

As at September 30, 2008, Dynasty Gaming had 92,347,574 common shares issued and outstanding, together with 12,000,000 warrants and 4,851,700 stock options. The total number of shares issued and outstanding on a fully diluted basis as at September 30, 2008, was 109,199,274.

As at the date of this MD&A, the capitalization has changed due to the expiry of the 12,000,000 warrants. Therefore, the total number of shares issued and outstanding on a fully diluted basis as at the date of this MD&A is 97,199,274.

RELATED PARTY TRANSACTIONS

Transactions with related parties are in the normal course of operations. The following provides information on transactions with those related parties with whom the Company either received revenue or paid expenses. Companies are either owned or controlled by shareholders, directors or officers of the Company or its subsidiaries.

	September 30, 2008		September 30, 2007
	3 months	9 months	3 months	9 months
	$	$	$	$
Director fees paid to	-	11,000	4,000	4,000
Management fees paid to:
Cadence Communications	56,250	168,750	56,250	168,750
Stratacon LLC	48,689	141,395	-	-
Genesis Consulting	-	-	-	29,916
David Wolk	-	-	26,150	26,150

DISCLOSURE CONTROLS AND PROCEDURES

Internal Control over Financial Reporting

The Company has established and maintains internal control over financial reporting (“ICFR”).  The ICFR is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and preparation of financial statements in accordance with generally accepted accounting principles (“GAAP”). The certifying officers have evaluated whether there were changes to its ICFR during this year that have materially affected or that are reasonably likely to materially affect its ICFR. No such changes were identified through their evaluation.

Disclosure Controls

As of September 30, 2008, the Company’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures ("Disclosure Controls"), as defined under rules adopted by the Canadian Securities Administrators. This evaluation was performed under the supervision of, and with the participation of, the Chief Executive Officer and Chief Financial Officer.

Disclosure Controls are procedures designed to ensure that information required to be disclosed in documents filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Corporation’s management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company’s Disclosure Controls will prevent or detect all errors and all fraud. Because of the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute, assurance that all control issues and instances of fraud or error, if any, within the Company have been detected.

Based on the evaluation of Disclosure Controls, the Chief Executive Officer and Chief Financial Officer have concluded that, subject to the inherent limitations noted above, the Company’s Disclosure Controls are effective in ensuring that material information relating to the Company is made known to the Company’s management on a timely basis by others and is included as appropriate in this MD&A.

ACCOUNTING POLICIES AND ESTIMATES

The same accounting policies, with the exception of the changes in accounting policies listed below, and methods were followed as were followed in the preparation of the audited annual financial statements for the year ended December 31, 2007,

Changes in Accounting Policies

On January 1, 2008, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA).

Section 1535 “Capital Disclosures” establishes standards for disclosing information about an entity’s capital and how it is managed. These standards require an entity to disclose the following:

•

its objectives, policies and processes for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirements to which it is subject;

•

when the entity has not complied with such requirements, the consequences of such non-compliance.

Section 3862 “Financial Instruments – Disclosures” modifies the disclosure requirements for financial instruments that were included in Section 3861 “Financial Instruments – Disclosure and Presentation”. The new standards require entities to provide disclosures in their financial statements that enable users to evaluate:

•

the significance of financial instruments for the entity’s financial position and performance; and

•

the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863 “Financial Instruments – Presentation” carries forward unchanged the presentation requirements of the old Section 3861 “Financial Instruments – Disclosure and Presentation”.

The adoption of these guidelines did not have any material effect on the Company’s results, financial position or cash flows.

Future Changes in Accounting Policies

The CICA issued new accounting standard Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and  Section 3450, Research and Development Costs. This Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are aligned with IFRS IAS 38, Intangible Assets. These new standards are applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  The adoption of this guideline should not have a material impact on the Company’s results.

In February 2008, the AcSB confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. For the Company, the conversion to IFRS will be required for interim and annual financial statements beginning on April 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the mandatory transition date.

Off-Balance Sheet Arrangements

As of the date of this MD&A, the Company has not entered into any off-balance sheet arrangements.

Financial Instruments

Dynasty Gaming does not use financial derivatives.

Risks and Uncertainties

The primary risks and uncertainties that affect and that may affect Dynasty Gaming and our business, financial condition and results of operations are substantially unchanged from those discussed in the Company’s MD&A for the years ended December 31, 2007 and December 31, 2006, except as expressed otherwise in this  MD&A.

FURTHER INFORMATION AND CONTINUOUS DISCLOSURE

Additional information relating to the Company can be found on SEDAR (www.sedar.com) under Dynasty Gaming Inc. and on the Company’s website (www.dynastygaming.com).

DYNASTY GAMING INC.

Date:

November 26, 2008

signed “Albert Barbusci”

signed “Robert Lupacchino”

Per: Albert Barbusci, President & CEO

Per: Robert Lupacchino, CFO